UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice regarding the results of repurchase of own shares through ToSTNeT-2

Tokyo, October 5, 2005—Mitsubishi UFJ Financial Group, Inc. (President and CEO; Nobuo Kuroyanagi) (the “Company”) hereby announces that the Company today effected the repurchase of own shares that the company announced on October 4, 2005 as follows:

Types of shares that were repurchased:	Ordinary shares of the company

Aggregate number of shares that were repurchased:	256,159

Repurchase price:	¥1,400,000

Aggregate number of repurchase price:	¥358,622,600,000

Date of repurchase:	October 5, 2005

Method of repurchase:	Purchase through ToSTNeT-2 of the Tokyo Stock Exchange (closing price order)

(Reference)    Contents of the resolution of the board of directors regarding repurchase of own shares on October 4, 2005:

Type of Shares to be Repurchased	Ordinary Shares of the Company

Aggregate Number of Shares to be Repurchased	Up to 262,500.00 shares

Aggregate Amount of Repurchase Price	Up to ¥367,500,000,000

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel:81-3-3240-7651